American Strategic Minerals Corporation
31161 Hwy. 90
Nucla, Colorado 81424

March 14, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Pamela A. Long
Craig E. Slivka

Re:	American Strategic Minerals Corporation
Current Report on Form 8-K filed January 31, 2012
Current Report on Form 8-K filed February 3, 2012
File No. 333-171214

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated February 27, 2012 (the “Comment Letter”) relating to the Current Report on Form 8-K filed January 31, 2012 (the “January 2012 8-K) and Current Report on Form 8-K filed February 3, 2012 (the “February 2012 8-K”) of American Strategic Minerals Corporation (the “Company”). The Company is simultaneously filing an amendment to the January 2012 8-K (the “Amended January 8-K”) and an amendment to the February 2012 8-K (the “Amended February 8-K”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

8-K filed January 31, 2012

General

1.	Update your EDGAR company profile to reflect the current address of your principal executive offices.

The Company has updated its company profile as requested by the Staff.

2.
The EDGAR system indicates that your primary standard industrial classification or SIC code number is 4950.  Please contact EDGAR operations to request a SIC code number that reflects your current business.

The Company contacted EDGAR operations to request a SIC code number that reflects its current business.  Tom Sanders of EDGAR operations told the Company that he would change the SIC code number once the Company’s financial statements indicate revenue.

Completion of Acquisition or Disposition of Assets, page 3

3.
We note that the statement “following the Split-Off, 7,500,000 shares will constitute our “public float” and will be our only shares that have been registered for resale under the Securities Act of 1933.”  We also note the first paragraph on page 5.  Please advise us on when this registered resale offering occurred.  We may have additional comments.

The Company offered 7,500,000 shares of its common stock (as adjusted for its 1.362612612 for one forward split in the form of a dividend on November 25, 2011) in a public offering pursuant to a registration statement on Form S-1 that was initially filed on December 16, 2010 and declared effective on March 9, 2011.

4.	Please describe the services to be provided by GRQ Consultants, identify the parties and purpose of the additional consultant warrant agreement, and file the executed agreement as an exhibit.

The services provided by GRQ Consultants, Inc. include introductions to banking relationships, consulting on strategic acquisitions and advice on capital restructuring.  The additional consultant is Daniel Bleak, who is the father of Joshua Bleak, a member of the Company’s board of directors.  The Company would like to clarify that it did not enter into a consulting agreement with Daniel Bleak, and has revised the January 2012 8-K accordingly.

Description of Current Business, page 5

5.
Please file the mining lease agreements for the Cutler King, the Dunn, the Centennial-Sun Cup, the Bull Canyon, the Martin Mesa, the Avalanche/Ajax and the Home Mesa properties as exhibits to the Form 8-K.  See Item 601(b)(10) of Regulation S-K.

The Company has filed the mining lease agreements for its properties as Exhibit 10.12, Exhibit 10.13,  Exhibit 10.14,  Exhibit 10.15,  Exhibit 10.16,  Exhibit 10.17,  Exhibit 10.18, 10.19, 10.20 and 10.21 to the Amended January 8-K.

6.
Please disclose that you have not begun any operations at your target properties, and describe what is meant by “historical exploration” for each of the properties.  For instance, clarify whether the property covered by the claims was ever subject to extractive operations and generated any revenue.

The Company has not begun any operations at its target properties.  The Centennial-Sun Cup, the Martin Mesa and the Avalanche/Ajax properties were subject to extractive operations and have generated revenues in the past.  The Company has revised the disclosures in the Amended January 8-K accordingly.

Properties, page 15

7.
Please file the anticipated lease agreement, or form thereof, for your principal place of business as an exhibit to this Form 8-K and file an executed version with an amended 8-K or other Exchange Act filing.  See Item 601(b)(10) of Regulation S-K.

The Company has filed the lease agreement for its principal place of business as Exhibit 10.22 to the Amended January 8-K.

Forward-Looking Statements, page 20

8.
We note the statement “We…cannot assure investors of the accuracy or completeness of the data included in this Current Report.”  Since you may not disclaim responsibility for information that you may have chosen to include in the Form 8-K, please revise.

The Company has removed this language in the Amended January 8-K.

Security Ownership of Certain Beneficial Owners and Management, page 26; Certain Relationships and Related Transactions, page 31; Security Ownership of Certain Persons, page 32

9.
The disclosure in footnote (14) on page 26 is unclear.  Clarify whether Messrs. Joshua Bleak, Barry Honig, and David Rector share voting and investment power over the shares of common stock of American Strategic Minerals Corporation that are beneficially owned by Sagebrush.  Alternatively, if only one natural person has voting and investment power over the shares of common stock of American Strategic Minerals Corporation that are beneficially owned by Sagebrush, identify that natural person.  As appropriate, revise also the disclosures on pages 31 and 32.

At the time of the filing of the January 2012 8-K and through February 8, 2012, Mr. Honig and Mr. Rector shared voting and investment power over the shares of common stock of the Company beneficially owned by Pershing Gold Corporation (formerly Sagebrush).  On February 9, 2012, Mr. Honig resigned as the Chairman of Pershing and Stephen Alfers was appointed as the Chairman and Chief Executive Officer of Pershing.  Mr. Alfers and Mr. Rector shared voting and investment power over the shares of common stock of the Company beneficially owned by Pershing until Mr. Rector’s resignation as the President of Pershing on March 6, 2012, at which time Mr. Alfers had sole voting and investment power over the shares of common stock of the Company beneficially owned by Pershing.  Mr. Honig and Mr. Rector remain directors of Pershing and Mr. Rector was appointed the Treasurer and Vice President of Administration and Finance of Pershing on March 6, 2012.  The Company has revised its disclosures accordingly.

Security Ownership of Certain Persons, page 32

10.
In light of the percentage of shares owned by Sagebrush, please explain the statement in the third paragraph of this section that “None of the foregoing persons is an officer or director of the Company, and the Company does not consider any of such persons, individually or in the aggregate, to be in a position to exercise control over the business or affairs of the Company as a result of the ownership of our securities or otherwise.”

The Company has removed this statement from the Amended January 8-K.

 Exhibits 10.1, 10.3 10.7 and 10.9

11.
We note that you did not file the attachments to the exhibits filed as exhibits 10.1, 10.3, 10.7 and 10.9.  Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments.  Please refile the exhibits with their attachments.

The Company has refiled exhibit 10.1 with its Exhibit A and Exhibit B as attachments as Exhibit 10.1 to the Amended January 8-K.  Per Company counsel’s discussion with Mr. Slivka on March 9, 2012, the Company is not filing Exhibit C, a draft of the January 2012 8-K, as an attachment to Exhibit 10.1 to the Amended January 8-K.

The Company has refiled exhibit 10.3 with its Exhibit A as an attachment as Exhibit 10.3 to the Amended January 8-K.

The Company has refiled exhibit 10.7 with its Exhibit A and Exhibit B as attachments as Exhibit 10.7 to the Amended January 8-K.

The Company has not refilled exhibit 10.9 because its Exhibit A, the form of Consultant Warrant, was filed as exhibit 10.4 to the January 2012 8-K.

8-K filed February 3, 2012

Exhibit 10.1

12.
We note that you did not file the attachments to the exhibit filed as exhibit 10.1 although it appears that exhibits B and D were filed as exhibits 10.2 and 10.3.  Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments.  Please refile exhibit 10.1 with its attachments.

The Company has refiled exhibit 10.1 to the February 2012 8-K as exhibit 10.1 to the Amended February 8-K and has included all attachments.

***

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (970) 864-2125 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ George Glasier

George Glasier

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